SECURITIES & EXCHANGE COMMISSION

WASHINGTON, D.C.   20549

NOTICE OF EXEMPT SOLICITATION (VOLUNTARY SUBMISSION)

NAME OF REGISTRANT: Lyft, Inc.

NAME OF PERSON RELYING ON EXEMPTION: SOC Investment Group

ADDRESS OF PERSON RELYING ON EXEMPTION:  1900 L Street, N.W., Suite 900, Washington, D.C.   20036

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934:

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May 15, 2023

Please vote AGAINST Chairman Logan Green for failing to properly address public concern over rideshare driver safety at the Lyft, Inc. (Nasdaq: LYFT) annual meeting on June 15, 2023.

Dear Fellow Lyft Shareholders:

We urge you to vote AGAINST the re-election of Board Chairman Logan Green, who as a director, former CEO, and company co-founder, bears particular responsibility for failing to properly address mounting concern over rideshare driver safety. Multiple independent research reports have found that rideshare drivers describe feeling unsafe during a substantial portion of their working time, while significant shares of drivers report suffering verbal abuse, physical assault, and robbery. In more than 50 cases over the past five years, a rideshare or delivery driver in the US was killed or murdered. Despite public evidence of unsafe conditions faced by rideshare drivers, Lyft has not issued any updated driver safety information since 2019, while continuing to utilize disciplinary mechanisms – such as temporary and permanent driver suspensions – when drivers turn down rides that they believe are not safe, while also providing pay incentives that are dependent on accepting rides, even when the driver perceives a meaningful risk of harm.

As long-term Lyft shareholders, we are concerned that failing to acknowledge and address legitimate driver safety concerns poses numerous risks for the company, including elevated turnover rates and recruitment costs, increased insurance expenses, litigation, and further scrutiny from regulators. Moreover, the company’s governance mechanisms – especially dual class voting rights and staggered elections of directors – provide long-term shareholders with virtually no means to ensure that directors attend to sources of long-term risk. In our April letter to Lead Independent Director Sean Aggarwal, we urged the Lyft Board of Directors to adopt three modest steps to begin addressing this mounting safety crisis, including committing to releasing an updated annual driver safety report, ensuring that Lyft’s platform does not suspend drivers for turning down unsafe rides, and committing to confer with drivers to ensure that Lyft’s compensation system does not exacerbate safety risks. We also urged the Board to adopt long-overdue governance reforms, such as annual director elections and one-share-one-vote governance. Unfortunately, Lyft failed to address or respond to any of these specific proposals in its brief email response. In light of the foregoing, we urge you to vote against the re-election of Chairman Logan Green.

The SOC Investment Group works with pension funds sponsored by unions affiliated with the Strategic Organizing Center (SOC), a coalition of unions representing millions of members, to enhance long-term shareholder value through active ownership. These funds have over $250 billion in assets under management and are substantial Lyft shareholders.

Research Demonstrates Serious Safety Concerns.

Over the past year, several recent reports have detailed safety concerns among rideshare and delivery drivers around the US. This same research has also cataloged driver safety incidents, including assaults, thefts, and murders, in individual metropolitan areas, in the US as a whole, and internationally. This research indicates that safety is a significant issue for drivers, even transcending perennial concerns around pay, benefits, and employment status. For instance, in Driving Danger, a survey of 906 rideshare drivers across 35 states and the District of Columbia, the Strategic Organizing Center found that 67% of drivers reported at least one kind of violence, harassment, or threatening behavior in the last year, including 52% reporting verbal abuse, 40% reporting vehicle damage, and 26% reporting being threatened with physical harm. Moreover, this survey also found that drivers of color are disproportionately likely to experience most kinds of violence, harassment, or threatening behavior.

These results reinforce the findings of other research conducted in the last two years. For example, in its State of Gig Work 2021 survey of over 10,000 US adults, the Pew Research Center (“Pew”) found that 35% of gig platform workers felt unsafe while on the job, and 19% (22% of women) report having experienced an unwanted sexual advance. Pew found that safety concerns were particularly acute among the youngest drivers (ages 18-29) among whom 42% reported feeling unsafe and 25% reported harassment. Pew also found that drivers of color were more likely than white drivers to report feeling unsafe (41% vs. 28%) or experiencing an unwanted sexual advance (24% vs. 13%). Furthermore, Quality of the Gig, a 2023 University of Illinois report on Chicago area app platform drivers found that 79% of surveyed drivers feel unsafe at least once a month, 53% experienced harassment when attempting to uphold public health guidelines during the pandemic, and 40% experienced sexual harassment, including 62% of women. Additionally, an analysis of five years of local police reports by investigative journalists at The Markup determined that 361 ridesharing or delivery drivers were carjacked between 2017 and 2022, with 101 of those identified as driving for Lyft. The Markup found that 28 rideshare drivers were killed and dozens more severely injured. Another independent research report found that at least 50 US rideshare or delivery drivers were killed between 2017 and 2022, along with more than 20 drivers internationally. The safety risks faced by rideshare and delivery drivers have become so acute that in its ESG Sector Radar report, the UBS Global Research and Evidence Lab identified safety as the most significant source of financial risk to rideshare and delivery companies.

These independent research findings are further reinforced by the safety data Lyft has submitted to the California Public Utilities Commission (“CPUC”). In 2022 the CPUC standardized the definition of assault and harassment that transportation network companies use when filing annual reports with the Commission. Under this standard definition, Lyft reported 9,959 California assault or harassment cases in FY 2021. This total represents a much higher volume of such incidents than what was reflected in Lyft’s 2021 Community Safety Report, which found 4,158 sexual assaults nationally from 2017 to 2019. Clearly, either safety problems have increased substantially, or inconsistent definitions are making comparisons difficult, indicating the importance of ongoing, annual updates to Lyft’s driver safety disclosure.

Lyft’s System of Driver Management Exacerbates Risks to Drivers.

We are further concerned that Lyft’s system of managing drivers, including driver suspension policies and its pay practices, may be penalizing drivers who attempt to protect themselves by declining rides from customers they perceive as threats. For instance, researchers and journalists have interviewed drivers who have described facing a dilemma when they consider accepting passengers: if they decline too many passengers in too short a time, they may be temporarily suspended by the app platform and be unable to drive or earn money. In the Driving Danger report described above, 59% of drivers who reported providing a ride to a passenger that made them feel unsafe did so because they were concerned about negative reviews that might lead to deactivation, 49% cited the concern that an increased cancellation rate could lead to deactivation, and 43% pointed to the worry that they could fall below the allowable ride acceptance rate, which could also lead to deactivation. Moreover, 40% of all drivers surveyed reported having been deactivated at some point in the past year, while 56% reported being threatened with deactivation.

While Lyft doubtlessly needs to have some mechanisms in place that allows it to identify and remove unsafe or irresponsible drivers from its platform, we are concerned that the current practice does not provide sufficient due process to drivers and does not adequately enable drivers to identify safety concerns as a no-fault basis for declining rides. Fully 76% of all rideshare drivers surveyed as part of the Driving Danger report support a policy allowing them to deny or cancel rides without consequences if they feel threatened. At the same time, many drivers have reported that safety concerns can also affect their earnings ability. Since the incentives Lyft offers to drivers over and above standard pay components typically require a driver to complete a certain number or rides in a specified time period, drivers who turn down customers due to safety concerns would be at a disadvantage in qualifying for the incentive payment. Engaging with drivers and their advocates and representatives to reform these policies so that they are consistent with driver safety should be, and for some time should have been, a top priority for Lyft’s Board and senior management.

Lyft’s Unaccountable Governance Limits Influence of Long-Term Shareholders.

The recently announced changes to Lyft’s Board and senior management create an opportunity to address weaknesses in Lyft’s governance practices that date back to its IPO. As we argued at that time, dual class voting structures improperly allocate majority voting power to company insiders despite their not bearing economic exposure to the company compared to an actual majority shareholder. In letters both to the Lyft Board and to Lyft shareholders, we observed that dual class companies underperform comparable companies utilizing a one-share-one-vote system. Furthermore, classified or staggered boards have been identified as a governance mechanism that consistently reduces long-term shareholder value by denying shareholders the ability to quickly hold all board members accountable on an annual basis. Despite this considerable body of research, Lyft’s Board has shown no sign that it has or will consider reforming either of these governance practices.

Conclusion

In light of the clear evidence of significant risks to rideshare driver health and safety, risks which drivers clearly indicate are exacerbated by platform policies – like those at Lyft – that in various ways penalize drivers who refuse to expose themselves to such safety risks, Lyft can and should have for some time been adopting policy changes in response. Instead, Lyft’s Board has failed even to commit to any updated safety reporting and shows no sign of addressing the longstanding governance weaknesses that undermine accountability to long-term shareholders. As a result, we urge you to vote AGAINST the reelection of Chairman Logan Green at this year’s annual general meeting on June 15, 2023.

THIS IS NOT A PROXY SOLICITATION AND NO PROXY CARDS WILL BE ACCEPTED

Please execute and return your proxy card according to Lyft’s instructions.